SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 30, 2003

CLEVELAND-CLIFFS INC
(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

TABLE OF CONTENTS

ITEM 9. Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on July 30, 2003 as follows:


**Cliffs Announces Actions
To Improve Results**


Cleveland, OH – July 30, 2003 – Cleveland-Cliffs Inc (NYSE:CLF) today announced the implementation of an action plan to significantly improve operating results. These initiatives are designed to achieve annualized operating cost savings in excess of $35 million from 2003 results in order to overcome continuing ore quality throughput challenges in Michigan, high energy costs, and cope with an uncertain iron and steel market.

John S. Brinzo, Chairman and Chief Executive Officer, said, "As we have transformed our business model from a management company to a larger merchant mining company, so must we adapt our cost structure to the new business."

The plan will focus on all areas of the Company including:

- Employment, services, maintenance and supplier costs will be targeted for reduction, including approximately a 20 percent reduction of U. S. salaried employment, which is expected to result in annualized savings in excess of $10 million. In addition, salaried merit programs and bonuses have been suspended, and a hiring freeze instituted. As previously announced, the salaried pension program was modified effective July 1st to a cash balance plan, and salaried retiree medical benefits have been capped, which will result in employee benefit cost savings of approximately $8 million annually (not included in the current objective).

- Combination of the Company's Empire and Tilden mines in Michigan into one operating unit, Cliffs Michigan Mining Company. Combination activities began in June and are progressing, with completion expected by year-end. A portion of these savings is included in the previously discussed salaried employment reduction. Other productivity improvements are expected to be realized over the next 18 months.

- Continuous evaluation of all operations to ensure competitive costs and positive cash flow, including continued improvement in maintenance costs.

- Aggressive pursuit of alternative fuels to reduce the Company's reliance on high priced natural gas.

- Significant reduction in supply inventories.

- Reduction and/or elimination of term debt of $50 million.

As part of this program, the Company today indicated that it reduced its staffing levels, as follows:

- Corporate staffing in Cleveland was reduced by 32 percent to 68 individuals as part of the emphasis on simplification and elimination of non-essential tasks. In 1998, the corporate staff totaled over 180 individuals, but had been reduced to 100 individuals by earlier this year.

- The number of corporate officers, which totaled twelve at year-end, has been reduced to nine. As previously announced, Thomas J. O'Neil, formerly President and Chief Operating Officer, stepped down at the end of June in preparation for his retirement. In addition, Robert Emmet, Vice President – Financial Planning and Treasurer, has retired. Donald J. Gallagher, formerly Vice President – Sales, has been named Senior Vice President and Chief Financial Officer and Treasurer replacing Cynthia B. Bezik, who has resigned.

- The Michigan central service organization is being reduced by 53 percent, or 29 individuals, to a more focused group of 26 employees who will become Cliffs Technology Center, leading our efforts to enhance technological improvements.

- At Cliffs Michigan Mining Company, the salaried head count has been reduced to a total of 171 employees. Prior to the consolidation, the combined Empire and Tilden mine staffs totaled 209.

- At Hibbing Taconite, salaried staff was reduced by 20 employees, or 14 percent.

The Company is targeting these and other actions to improve pre-tax operating results by at least $3.50 per share on an annual basis starting in 2004, and would be fully reflected by 2005. The salaried employee reduction will result in a pre-tax restructuring charge in the third quarter in excess of $10 million.

John S. Brinzo also said, "We regret having to reduce employment and the fact that many fine employees are being adversely affected. However, if Cliffs is to succeed in its strategy of consolidating the North American iron ore industry, sustaining good jobs and benefits, and providing a satisfactory return to investors, we must relentlessly emphasize only those activities that improve productivity and create value. We must therefore quickly, aggressively, and comprehensively reduce our costs. This action plan will focus the entire organization on continuing to improve operations and the balance sheet and ensure that Cleveland-Cliffs remains competitive."

Brinzo further stated, "Cliffs is taking difficult actions to reduce its cost structure and to ensure that it is well-positioned. We will continue to look at everything to reduce costs, while increasing our position as the pre-eminent supplier of iron ore to the North American steel industry."

Cleveland-Cliffs is the largest supplier of iron ore pellets to the North American steel industry. The Company operates iron ore mines located in Michigan, Minnesota and Eastern Canada. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors; such as: changes in cost factors including energy costs, ore grades, and employee benefit costs.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's most recent Annual Report and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' website. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ Donald J. Gallagher

Name: Donald J. Gallagher
Title: Senior Vice President and
         Chief Financial Officer and
         Treasurer

Dated: July 30, 2003